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                             May 4, 2020

       Steven M. Hamil
       Chief Financial Officer
       Ebix, Inc.
       1 Ebix Way
       Johns Creek, Georgia 30097

                                                        Re: Ebix, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Form 8-K filed
March 2, 2020
                                                            File No. 000-15946

       Dear Mr. Hamil :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed March 2, 2020

       Reconciliation of EBITDA, GAAP net income and diluted earnings per share to non-GAAP net income and diluted earnings per share, page 3

   1. You disclose in the Results of Operations of the Form 10-K for the year ended December
                                                        31, 2019 that a $12.1
million accounts receivable reserve was recognized in the third quarter in regards to
receivables that were due from a public sector entity in India and were billed during the
2016 through 2019 operating periods. However, the related
                                                        adjustment is only
adding back $6,603K. Clarify why this adjustment should be added back as it seems that
this charge represent a portion of your normal operating expenses which consist of
multiple non-recurring items but in the whole or in aggregate represent a recurring operating
expense. Further, clarify why the year-end adjustments, finance fees, and FX loss are also
not a part of your normal operating cost or expense even though they on an individual basis
are a one-time costs.
   2. We have reviewed your proposed disclosure to prior comment 5. Please revise your
 Steven M. Hamil
FirstName LastNameSteven M. Hamil
Ebix, Inc.
Comapany NameEbix, Inc.
May 4, 2020
Page 2
May 4, 2020 Page 2
FirstName LastName
         proposed disclosure to provide more detail on the adjustment for the "Reduction of
         Acquisition earn out accrual (operating)" as it appears to be material to your non-GAAP net income. We also note that you will be providing an additional footnote in future filings for "Restructuring, Acquisition, Integration, and other expenses". Please include this additional footnote as part of your proposed disclosure. Additionally, your proposed disclosure should make reference to the one-time tax benefit (non-operating) as an excluded item.
Form 10-K for the fiscal year ended December 31, 2019
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32

3. You state in your response to prior comment 1 that the put right is identified as a bifurcated liability. Please provide your accounting analysis supporting the bifurcation of the put right and cite the authoritative literature you relied upon to support your accounting. In addition, you state that the bifurcated liability is the estimated fair value pending an independent valuation. Please tell us the methodology and assumptions used to determine the fair value of the Series Y shares.
Notes to Consolidated Financial Statements
Revenue Recognition and Contract Liabilities, page 69

4. You state in your response to prior comment 3 that a SaaS contract includes subscription services or professional services, apart from the upfront customization. You also state that you have separate software licensing revenue unrelated to your SaaS platform which is recognized at a point in time when the license is transferred to the customer. Please revise future filings to disclose this fact. In addition, tell us what consideration was given to separately presenting revenue from products (i.e. licenses) and revenue from services (i.e.
         SaaS, subscription services). We refer you to Rule 5-03(b) of Regulation S-X.
5. We have reviewed your response to prior comment 4 and have the following comments:

              Your disclosure states that "revenue accounted for as variable consideration is immaterial". Explain why this is an accurate statement when it appears that both of your arrangements contain transaction fees. Tell us what consideration was given to
              ASC 606-10-32-6 that states, "The promised consideration also can vary if an entity's entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event".

              You state that revenues recognized from SaaS in which upfront customization does not occur is based on efforts for a series of distinct services. Clarify why you are not applying ASC 606-10-32-40 for these arrangements. Tell us the amount of revenue recognized for these arrangements.

              Clarify your revenue recognition policy for SaaS with customization services and
 Steven M. Hamil
Ebix, Inc.
May 4, 2020
Page 3
           whether you satisfy the criteria outlined in ASC 606-10-32-40 for these arrangements. You state, "the invoiced amount is a reasonable approximation of the revenue that would be allocated to the related period under the variable consideration guidelines in 606-10-32-40". Clarify why the invoiced amount is a reasonable approximation of revenue and how this satisfies those guidelines. Indicate how the upfront fee for customization services impacted your conclusion.

           Revise your disclosures in future filings to clarify how you recognize revenue for each of these arrangements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions.



                                                            Sincerely,
FirstName LastNameSteven M. Hamil
                                                            Division of
Corporation Finance
Comapany NameEbix, Inc.
                                                            Office of
Technology
May 4, 2020 Page 3
cc:       Robin Raina, Chief Executive Officer
FirstName LastName